Response Biomedical Secures US$1 Million Line of Credit

Vancouver, British Columbia, Nov. 2, 2005 – Response Biomedical Corp. (TSX-V: RBM, OTCBB: RPBIF), announced today that, upon the expiry of its current US$1,000,000 revolving demand credit facility effective on December 30, 2005, the Company has made provisions with Mr. Hans E. Moppert, its largest shareholder who owns approximately 10% of the Company’s issued and outstanding shares, to guarantee another otherwise identical line of credit established under the same terms with a six month expiry date effective June 30, 2006.

In anticipation of continued working capital needs related to the scale-up of the Company's facilities and processes, the Company and Mr. Moppert have agreed that he will guarantee a subsequent credit facility with The Toronto-Dominion Bank under the same terms and conditions for a six month term. The interest rate on the credit facility is the Prime Rate. Pursuant to the policies of the TSX Venture Exchange, the Company has agreed to issue 449,250 bonus warrants as consideration for the new loan guarantee. Each bonus warrant entitles Mr. Moppert to purchase one common share of the Company at a price of $0.42 for the term of the loan guarantee, subject to a hold period expiring on May 1, 2006.

The terms and the issuance of bonus warrants are subject to approval by the TSX Venture Exchange.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications. RAMP represents a new paradigm in diagnostic testing by providing reliable information in minutes, anywhere, every time. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Response Biomedical has relationships with 3M Health Care, Roche Diagnostics, General Dynamics and Japanese pharmaceutical company, Shionogi & Co. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6010 ext. 6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com